

June 23, 2010

<u>Via U.S. Mail</u>

James D. Mack
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re: **Sabre Industries, Inc.**
Amendment No.1 to Registration Statement on Form S-1
Filed on: June 9, 2010
File No.: 333-166432

Dear Mr. Mack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Prospectus Cover Page

2. We note your response to comment four in our letter dated May 27, 2010. In view of the disclosure in the underwriting section concerning the role to be played by BofA Merrill Lynch and Steifel Nicolaus, as well as the above-the-line/below-the-line presentation used on the cover page, please revise the cover page to name only the lead underwriters, which appear to be only the aforementioned firms.

Prospectus Summary, page 1

Our Company, page 1

3. We note your disclosure of the non-GAAP measure adjusted EBITDA. Please
    also disclose, with equal or greater prominence, the most directly comparable
    GAAP measure, net income (loss). This comment is also applicable to your
    consolidated and segment disclosures on pages 2, 55, and 56 and in MD&A.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Factors and Trends Affecting Our Results of Operations, page 27

Customer Concentration, page 28

4. We note your response to comment 14 of our letter dated May 27, 2010. Without
    more information, we are not able to evaluate whether the agreements with your
    significant customers are agreements that would be required to be filed under Item
    601(b)(10)(ii)(B) of Regulation S-K. Supplementally please provide us with the
    analysis management undertook (such as what percentage of revenue was derived
    from each contract with a significant customer) to conclude that these agreements
    are not material and that you are not substantially dependent upon.

Results of Operations, page 30

5. We note your revisions in response to comment 17 in our letter dated May 27,
    2010, including the statement that more than half of your production capacity is
    represented by leased facilities. Based on your properties and facilities
    disclosures on page 65, it appears to us that almost 90% of the available square
    footage of your properties is represented by leased facilities. Please revise your
    disclosures to clarify the actual percentage of your total production capacity
    represented by leased facilities and the significance of the two facilities involved
    in the sale lease-back transaction. Also, as previously requested, please disclose
    and discuss utilization rates related to your production capacity during each
    period presented.

6. In light of the additional disclosures you provided in your response to comment
    17 in our letter dated May 27, 2010, please demonstrate to us how you determined
    that the concurrent lease related to the facilities that you sold is properly classified
    and accounted for as an operating lease. Also, please provide us additional
    information related to the ownership structure of Pole Landlord, LLC, including
    any consideration as to if it is a VIE and if consolidation may be required.

Liquidity and Capital Resources, page 41

7. We note your disclosure on page 42 of the $3 million capital expenditure limit under the Commerzbank Facility; however, we also note there were approximately $23.1 million and $6.9 million of property and equipment purchases in fiscal years 2008 and 2009, respectively. Please clarify how you complied with this debt covenant under the credit facility.

Summary of Critical Accounting Policies and Estimates, page 43

Goodwill and Other Long-Lived Assets, page 43

8. We note your revised disclosure related to the goodwill impairment charge with respect to the CellXion reporting unit. Please include appropriate risk factor disclosure related to the effect that such impairment charges may have on your business.

9. Please disclose the specific facts and circumstance and/or any changes in assumptions that led to the CellXion goodwill impairment and the trademark impairment here and in the notes to your updated financial statements in accordance with ASC 350-20-50-2 and ASC 350-30-50-3.

10. Please disclose the remaining carrying value of the trademark after the impairment, and your basis that it remains recoverable.

11. As noted in your response letter, please disclose that there are no other asset groups for which a potential impairment was identified in the fourth quarter impairment test.

Contractual Obligations, page 48

12. Please include estimated interest payments in the tabular presentation of contractual obligations.

Executive Compensation, page 72

Management's Role in the Compensation Setting Process, page 73

13. We note your response to comment 32 in our letter dated May 27, 2010. Please revise your disclosure to clarify what you mean by the phrase "formal compensation benchmarking (emphasis added)." In addition, please revise your disclosure to explain how management used the information it obtained from the two compensation consultants you reference on page 73.

Employment Agreements, page 84
Separation Agreement with David J. de Poincy, page 85

14. When executed, please file the separation agreement with Mr. de Poincy as an exhibit to the registration statement, and revise your disclosure to include a brief discussion of its material terms.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

15. Please disclose in a footnote the significant terms of the common stock issuances you provided supplementally in your response to comment 49 in our letter dated May 27, 2010, for each period presented. When you determine the IPO price, please provide us a reconciliation of the IPO price with the fair values of any equity issuances and option grants.

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page F-10

16. We note your response to comment 51 in our letter dated May 27, 2010. Please disclose your revenue recognition policy for installation services including the disclosures required by ASC 605-25-50. Please note that if service revenues exceed 10% of total revenues in the future, including in your updated financial statements, you should separately disclose service revenues and the related costs in the statements of operations in accordance with Rules 5-03(1) and (2) of Regulation S-X.

Note 8. Long-Term Debt, page F-17

17. We note your response to comment 52 in our letter dated May 27, 2010, that the warrant instruments do not have a "net settlement feature" yet your disclosure on page 95 states that the warrants may be settled in cash or stock at the option of the holder. Your disclosure also indicates that the exercise price and number of shares issuable may be adjusted due to "certain equity issuances". Please tell us your consideration of these provisions.

Note 20. Segment Reporting, page F-32

18. Please note that the product-line disclosure required by ASC 280-10-50-40 is an entity-wide disclosure. As such, please provide revenues by major product or service group such as towers, shelters, equipment, ancillary components, electric T&D poles, tubular products, galvanized structures, and civil work, foundation installation, and tower erection services or however products and services are grouped within your internal reporting structure. Alternatively you may disclose

that it is impractical to provide product-line disclosures.

19. We note your response to comment 53 in our letter dated May 27, 2010. Please provide us revenues and operating results for each of your operating segments during each period presented.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036